UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC File Number: 000-26995 Cusip Number: 40413R107

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	June 30, 2013
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

HCSB Financial Corporation
Full Name of Registrant

Former Name if Applicable

5201 Broad Street
Address of Principal Executive Office (Street and Number)

Loris, South Carolina 29569
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

HCSB Financial Corporation (referred to herein on an unconsolidated basis as the “Company” and on a consolidated basis as “we”, “our”, or “us”) was not able to timely file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2013 (the “Form 10-Q”) because the audit of Company’s consolidated financial statements for the year ended December 31, 2012 has not been finalized and, as a result, the Company cannot file its Form 10-Q for the period ended June 30, 2013 by August 15, 2013 without unreasonable effort and expense.  At this time, we currently anticipate reporting a net loss ranging from $0.1 million to $0.2 million for the period ended June 30, 2013.  Based on our analysis of our allowance for loan losses, we do not anticipate taking any loan loss provision for the quarter ended June 30, 2013.  However, based on our continued analysis, our actual results for the period ended June 30, 2013 may differ from our current estimates.  As a result, we are still finalizing our unaudited consolidated financial statements and related disclosures for the quarter ended June 30, 2013.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	James R. Clarkson	843	716-6400
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☐ Yes ☒ No

	Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2012

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Management currently estimates that the Company will report:

Net interest income ranging from $2.9 million to $3.0 million for the quarter ended June 30, 2013, compared to $3.6 million for the second quarter of 2012.  Based on our analysis of our allowance for loan losses, we do not anticipate taking any loan loss provision for the quarter ended June 30, 2013, compared to $2.1 million for the second quarter of 2012.

Noninterest income ranging from $0.5 million to $0.6 million for the quarter ended June 30, 2013, compared to $1.0 million for the second quarter of 2012.

Noninterest expense ranging from $3.6 million to $3.7 million for the quarter ended June 30, 2013, compared to $3.9 million for the second quarter of 2012.

Forward-Looking Statements

Certain matters discussed in this Report on Form 12b-25 may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”) and as such, may involve risks and uncertainties. These forward-looking statements relate to our financial condition.  Our actual results, performance, or achievements may differ significantly from the results, performance, or achievements expected or implied in such forward-looking statements.  We do not undertake, and specifically disclaim any obligation, to update any forward looking statements to reflect the occurrence of events or circumstances after the date of such statements except as required by law.

HCSB Financial Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 15, 2013	By:	/s/ James R. Clarkson
James R. Clarkson
Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).